EXHIBIT 19

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003

Net sales	$711,862	$661,983	$2,108,823	$1,970,707

Costs and expenses:
Cost of products sold	565,054	530,329	1,663,607	1,571,620
Selling, general and administrative expenses	69,626	62,892	211,513	193,211
Research and development	5,369	5,202	16,124	16,304
Interest expense	4,061	3,181	10,586	9,842
Other costs (income), net	(3,934)	3,580	(9,790)	1,876
Minority interest in net income	159	287	358	675

Income before income taxes	71,527	56,512	216,425	177,179

Provision for income taxes	27,700	21,800	83,800	68,200

Net income	$43,827	$34,712	$132,625	$108,979

Basic earnings per share of common stock	$.41	$.33	$1.24	$1.03

Diluted earnings per share of common stock	$.41	$.32	$1.23	$1.01

Cash dividends paid per share of common stock	$.16	$.14	$.48	$.42

Weighted-average common shares outstanding	106,934	106,226	106,875	106,162

Weighted-average common shares and common stock equivalents outstanding	108,053	107,796	107,848	107,690

See accompanying notes to consolidated financial statements.

EXHIBIT 19 - FINANCIAL STATEMENTS – UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

	September 30, 2004	December 31, 2003

ASSETS
Cash	$88,855	$76,476
Accounts receivable, net	345,014	333,743
Inventories, net	345,314	305,182
Prepaid expenses	38,940	36,505
Total current assets	818,123	751,906

Property and equipment, net	930,808	915,275

Goodwill	440,940	450,593
Other intangible assets, net	66,700	71,149
Deferred charges and other assets	157,398	104,009

TOTAL ASSETS	$2,413,969	$2,292,932

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current portion of long-term debt	$878	$1,113
Short-term borrowings	4,533	5,402
Accounts payable	237,003	222,774
Accrued salaries and wages	64,561	69,499
Accrued income and other taxes	11,571	16,798
Total current liabilities	318,546	315,586

Long-term debt, less current portion	579,953	583,399
Deferred taxes	170,362	150,312
Deferred credits and other liabilities	101,529	99,505
Total liabilities	1,170,390	1,148,802

Minority interest	2,823	5,397

Stockholders’ equity:

Common stock issued and outstanding (115,739,457 and 115,045,107 shares)	11,574	11,505
Capital in excess of par value	263,211	249,609
Retained income	1,221,468	1,140,151
Other comprehensive income (loss)	(5,153)	(12,188)
Common stock held in treasury at cost (8,803,061 and 8,803,061 shares)	(250,344)	(250,344)
Total stockholders’ equity	1,240,756	1,138,733

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,413,969	$2,292,932

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,
	2004	2003

Cash flows from operating activities
Net income	$132,625	$108,979
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	99,945	97,728
Minority interest in net income	358	675
Stock award compensation	8,770	8,180
Deferred income taxes	19,736	17,404
Income of unconsolidated affiliated company	(8,869)	(1,824)
Loss on sales of property and equipment	973	180
Restructuring related activities	(3,375)	7,188
Changes in working capital, net of effects of acquisitions	(32,196)	5,547
Net change in deferred charges and credits	(20,436)	(31,505)

Net cash provided by operating activities	197,531	212,552

Cash flows from investing activities
Additions to property and equipment	(99,470)	(76,137)
Business acquisition and adjustments, net of cash acquired	(30,733)	(1,185)
Proceeds from sales of property and equipment	423	298
Proceeds from sale of restructuring related assets	3,131
Increased investment in unconsolidated affiliated company	(7,065)

Net cash used in investing activities	(133,714)	(77,024)

Cash flows from financing activities
Change in long-term debt	1,009	(66,790)
Change in short-term debt	(1,146)	1,372
Cash dividends paid to stockholders	(51,308)	(44,596)
Stock incentive programs	413	213

Net cash used by financing activities	(51,032)	(109,801)

Effect of exchange rates on cash	(406)	4,477

Net increase in cash	12,379	30,204

Cash balance at beginning of year	76,476	56,401

Cash balance at end of period	$88,855	$86,605

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(dollars in thousands, except per share amounts)

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock Held In Treasury	Total Stockholders Equity
Balance at December 31, 2001	$6,127	$244,978	$942,019	$(56,659)	$(250,317)	$886,148

Net income			165,515			165,515
Translation adjustment				7,015		7,015
Pension liability adjustment, net of tax effect $(29,313)				(47,853)		(47,853)
Total comprehensive income						124,677
Cash dividends paid on common stock $0.52 per share			(55,059)			(55,059)
Stock incentive programs and related tax effects	7	3,228				3,235
Common stock transaction (761 shares) related to an escrow settlement of a previous subsidiary acquisition					(27)	(27)

Balance at December 31, 2002	6,134	248,206	1,052,475	(97,497)	(250,344)	958,974

Net income			147,145			147,145
Translation adjustment				59,237		59,237
Pension liability adjustment, net of tax effect $15,668				26,072		26,072
Total comprehensive income						232,454
Cash dividends paid on common stock $0.56 per share			(59,469)			(59,469)
Stock incentive programs and related tax effects	18	6,756				6,774
Issued 53,522,935 shares for two-for-one stock split	5,353	(5,353)				0

Balance at December 31, 2003	11,505	249,609	1,140,151	(12,188)	(250,344)	1,138,733

Net income for the first nine months of 2004			132,625			132,625
Translation adjustment for the first nine months of 2004				882		882
Total comprehensive income*						133,507
Cash dividends paid on common stock $0.48 per share			(51,308)			(51,308)
Recognition of cumulative translation adjustment related to divesture of investment in foreign entity				6,153		6,153
Stock incentive programs and related tax effects	69	13,602				13,671

Balance at September 30, 2004	$11,574	$263,211	$1,221,468	$(5,153)	$(250,344)	$1,240,756

* Total comprehensive income for the third quarter of 2004 and 2003 was $50,355 and $26,810 respectively, and was $141,654 for the first nine months of 2003.

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.

For further information, refer to the consolidated financial statements and footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2003.

Note 2 - Accounting for Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.  An amendment of FASB Statement No. 123.”  The Company is choosing to continue with its current practice of applying the recognition and measurement principles of APB No. 25, “Accounting for Stock Issued to Employees.”  The Company has adopted the disclosure requirements of SFAS No. 148 in its discussion of stock based employee compensation, but the alternative transition options made available by the standard are not being implemented.

The intrinsic value method is used to account for stock-based compensation plans.  If compensation expense had been determined based on the fair value method with the pro forma compensation expense reflected over the vesting period, net income and income per share would have been adjusted to the pro forma amounts indicated below:

		Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in thousands, except per share amounts)		2004	2003	2004	2003
Net income - as reported		$43,827	$34,712	$132,625	$108,979
Add: Stock-based compensation expense included in net income, net of related tax effects		1,675	1,232	6,239	5,034
Deduct: Total stock-based compensation expense determined under fair value, net of related tax effects		(1,798)	(1,599)	(6,609)	(6,140)
Net income - pro forma		$43,704	$34,345	$132,255	$107,873

Basic earnings per share	- as reported	$0.41	$0.33	$1.24	$1.03
	- pro forma	$0.41	$0.32	$1.24	$1.02

Diluted earnings per share	- as reported	$0.41	$0.32	$1.23	$1.01
	- pro forma	$0.40	$0.32	$1.23	$1.00

Note 3 – Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill attributable to each reportable operating segment follow:

(in thousands)	Flexible Packaging Segment	Pressure Sensitive Materials Segment	Total
Reported balance at December 31, 2002	$397,301	$50,708	$448,009
Currency translation adjustment	5,377		5,377
Other adjustments	(2,793)		(2,793)
Reported balance at December 31, 2003	399,885	50,708	450,593

Contribution of consolidated subsidiary to equity investment in Brazilian joint venture	(7,679)		(7,679)
Business unit acquisition	1,097		1,097
Currency translation adjustment	(80)		(80)
Other adjustments	(2,991)		(2,991)
Reported balance at September 30, 2004	$390,232	$50,708	$440,940

The components of amortized intangible assets follow:

	September 30, 2004		December 31, 2003
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Contract based	$15,323	$(5,400)	$15,323	$(4,531)
Technology based	51,701	(9,896)	52,644	(8,102)
Marketing related	8,658	(1,912)	8,729	(1,244)
Customer based	10,891	(2,665)	10,139	(1,809)
Reported balance	$86,573	$(19,873)	$86,835	$(15,686)

Amortization expense for intangible assets during the first nine months of 2004 was $4.4 million.  Estimated amortization expense for the remainder of 2004 is $1.5 million; for 2005, 2006, and 2007 is $5.8 million each year; and $5.7 million for 2008 and 2009 each.

Note 4 – Business Acquisition and Increase in Ownership of Itap Bemis Ltda.

On May 25, 2004, the Company and its Mexican partner, Corporacion JMA, S.A. de C.V., acquired the Tultitlan, Mexico plant operation of Masterpak, S.A. de C.V. for $30.7 million.  Recently reported annual sales related to the assets purchased were approximately $35.0 million.  While the Company’s ownership share is 51 percent, the Company financed its Mexican partner’s portion of the purchase price and as such 100 percent of this entity continues to be effectively consolidated by the Company at September 30, 2004.  The total purchase price has been accounted for under the purchase method of accounting, reflecting the provisions of SFAS Nos. 141 and 142, and includes:  Working capital, $9.9 million; property, $19.6 million; intangible assets, deferred charges, and goodwill $1.9 million; and long-term liabilities, $0.7 million.  Results of operations from the date of acquisition are included in these financial statements.

Effective January 1, 2004, the Company contributed its 90 percent ownership interest in Curwood Itap Ltda., its shrink bags business in Brazil, to its Brazilian flexible packaging joint venture, Itap Bemis Ltda.  Assets and liabilities of Curwood Itap Ltda. (consolidated at December 31, 2003) contributed included:  Working capital, $14.7 million, including cash of $7.1 million; property, $3.7 million; intangible assets and deferred charges, $8.4 million; and minority interest, $2.7 million.  In exchange for this contribution, the Company’s ownership interest in Itap Bemis Ltda. increased from 33 percent to 45 percent.  In addition, the Company recorded a $6.2 million charge related to previously deferred cumulative translation losses which substantially offset the gain on the divesture of assets described above.  The net increase in the investment in Itap Bemis Ltda. was $30.5 million, including a net gain of $0.2 million on this transaction.  The joint venture will continue to be accounted for on the equity method and equity earnings have been included as a component of other costs (income), net.

Note 5 – Restructuring of Operations

In July 2003, the Company committed to a plan to close three flexible packaging plants:  Murphysboro, Illinois; Union City, California; and Prattville, Alabama.  The closure of these plants, together with related support staff and capacity reductions within the flexible packaging business segment, has reduced fixed costs and improved capacity utilization elsewhere in the Company.  During the third quarter 2003, manufacturing activity at the three plants was concluded with customer order fulfillment absorbed by other facilities within the flexible packaging segment.  This plan is completed except for the clean-up and disposal of two of the three plants which are expected to occur in 2005.

During 2003, the Company incurred charges of $5.0 million for employee severance (314 employees terminated), $7.1 million for accelerated depreciation, $0.7 million for equipment and employee relocation, and $1.1 million for other related costs.  During the first nine months of 2004, the Company incurred charges of $0.1 million for accelerated depreciation, $0.4 million for equipment and employee relocation, and $0.2 million for other related costs.  This restructuring effort is essentially complete with minor costs to be incurred to maintain vacated facilities until sold.  In addition during the first nine months of 2004, the Company realized a $1.4 million gain on the disposition of the Union City, California plant, and expects to realize a small gain on the sales of the other vacated facilities.  No realized or anticipated gains are included in the total costs reflected above.

In October 2003, the Company committed to a plan to close two pressure sensitive materials plants:  North Las Vegas, Nevada, and Brampton, Ontario, Canada.  The closure of these plants, together with related support staff and capacity reductions within the pressure sensitive materials business segment, has reduced fixed costs and improved capacity utilization elsewhere in this business segment.  This plan is completed except for the clean-up and disposal of the two plants which is expected to occur in 2004.

During 2003, the Company incurred charges of $2.3 million for employee severance (81 employees terminated or to be terminated in 2004), $0.1 million for accelerated depreciation, and $0.3 million for other related costs. During the first nine months of 2004, the Company incurred charges of $0.2 million for employee severance, $0.9 million for accelerated depreciation, $0.6 million for equipment and employee relocation, and $0.6 million for other related costs.   Remaining costs associated with this plan are expected to be approximately $1.0 million in 2004.  No realized or anticipated gains are included in the total costs reflected above.

During the third quarter of 2004, employee severance, equipment relocation, and other related costs totaling $0.3 million have been included as a component of other costs (income) in the consolidated statement of income, while the accelerated depreciation costs and inventory write-offs of $0.8 million are included in cost of products sold.  Facilities consolidation and relocation costs have been expensed as incurred.  For the first nine months of 2004, a total of $1.8 million has been charged to other costs (income), $1.0 million has been charged to cost of products sold, and $0.1 million has been charged to selling, general and administrative expense within the consolidated statement of income.  In addition, the $1.4 million gain on the first quarter 2004 sale of the Union City, California plant (which was closed in the third quarter of 2003) is included in other costs (income).

An analysis of the restructuring and related costs activity follows:

(in thousands)	Employee Costs	Facilities Consolidation or Relocation	Total Restructuring	Accelerated Depreciation	Total Restructuring and Related Costs
2003 Activity
Total net expense accrued
Flexible Packaging	$(4,993)	$(1,779)	$(6,772)	$(7,139)	$(13,911)
Pressure Sensitive	(2,303)	(312)	(2,615)	(134)	(2,749)

Charges to accrual account
Flexible Packaging	3,207	1,779	4,986	7,139	12,125
Pressure Sensitive	964	253	1,217	134	1,351
Reserve balance at December 31, 2003	$(3,125)	$(59)	$(3,184)	$0	$(3,184)

2004 Activity – Year-to-Date
Total net expense accrued
Flexible Packaging	$(14)	$848	$834	$(72)	$762
Pressure Sensitive	(240)	(1,145)	(1,385)	(873)	(2,258)

Charges to accrual account
Flexible Packaging	1,543	(848)	695	72	767
Pressure Sensitive	1,572	1,174	2,746	873	3,619
Reserve balance at September 30, 2004	$(264)	$(30)	$(294)	$0	$(294)

2004 Activity – Third Quarter
Reserve balance at June 30, 2004	$(1,272)	$(30)	$(1,302)	$0	$(1,302)
Total net expense accrued
Flexible Packaging		(52)	(52)		(52)
Pressure Sensitive	(55)	(201)	(256)	(837)	(1,093)

Charges to accrual account
Flexible Packaging	1,034	52	1,086		1,086
Pressure Sensitive	29	201	230	837	1,067
Reserve balance at September 30, 2004	$(264)	$(30)	$(294)	$0	$(294)

Note 6 – Components of Net Periodic Benefit Cost

Benefit costs for defined pension benefit plans are shown below.  Costs for other benefits include defined contribution pension plans and postretirement benefits other than pensions.  In accordance with the Company’s general funding policy to make contributions as required by applicable regulations and when beneficial to the Company for tax and planning purposes, on August 2, 2004, the Company made a voluntary contribution of $40.0 million to its two principal domestic defined benefit pension plans to improve the funded status of these plans.  The expected cash contribution to other plans for the balance of 2004 is $0.8 million which is expected to satisfy plan funding requirements and regulatory funding requirements.

	Three Months Ended September 30,				Nine Months Ended September 30,
	Pension Benefits		Other Benefits		Pension Benefits		Other Benefits
(in thousands)	2004	2003	2004	2003	2004	2003	2004	2003
Service cost – benefits earned during the period	$4,613	$3,517	$154	$103	$13,807	$10,549	$461	$310
Interest cost on projected benefit obligation	7,100	6,473	324	276	21,268	19,421	973	826
Expected return on plan assets	(8,895)	(8,888)			(25,456)	(26,664)
Amortization of unrecognized transition obligation	101	83			302	251
Amortization of prior service cost	561	473	18	18	1,683	1,421	54	54
Recognized actuarial net loss	1,870	255	24		5,604	761	71
Net periodic pension (income) cost	$5,350	$1,913	$520	$397	$17,208	$5,739	$1,559	$1,190

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) introduces a prescription drug benefit under Medicare and, in certain circumstances, a federal subsidy to sponsors of retiree health care benefit plans.  The Company’s U.S. postretirement health care plan offers prescription drug benefits.  In accordance with FASB Staff Position No. FAS 106-2 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” any measures of the accumulated projected benefit obligation or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan as the benefits under the plan which are actuarially equivalent to Medicare Part D under the Act are not considered significant.  The Company has not concluded if plan amendments will be effected to obtain greater benefit from the new legislation.

Note 7 - Segments of Business

The Company’s business activities are organized around its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.  Both internal and external reporting conforms to this organizational structure with no significant differences in accounting policies applied.  The Company evaluates the performance of its segments and allocates resources to them based on operating profit, which is defined as profit before general corporate expense, interest expense, income taxes, and minority interest.  A summary of the Company’s business activities reported by its two business segments follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
Business Segments (in millions)	2004	2003	2004	2003
Net Sales:
Flexible Packaging	$571.8	$532.7	$1,675.0	$1,579.8
Pressure Sensitive Materials	140.2	129.5	434.1	391.6

Intersegment Sales:
Flexible Packaging	(0.1)	(0.1)	(0.3)	(0.6)
Pressure Sensitive Materials		(0.1)		(0.1)
Total	$711.9	$662.0	$2,108.8	$1,970.7

Operating Profit and Pretax Profit:
Flexible Packaging	$74.6	$61.5	$226.9	$197.3
Pressure Sensitive Materials	7.9	4.0	22.8	12.5
Total operating profit	82.5	65.5	249.7	209.8

General corporate expenses	(6.8)	(5.6)	(22.3)	(22.1)
Interest expense	(4.1)	(3.1)	(10.6)	(9.8)
Minority interest in net income	(0.1)	(0.3)	(0.4)	(0.7)
Income before income taxes	$71.5	$56.5	$216.4	$177.2

Identifiable Assets:
Flexible Packaging			$1,834.0	$1,785.2
Pressure Sensitive Materials			399.9	377.5
Total identifiable assets			2,233.9	2,162.7
Corporate assets			180.1	92.7
Total			$2,414.0	$2,255.4

Note 8 - Inventories

The Company’s inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.  Inventories are summarized as follows:

(in thousands)	September 30, 2004	December 31, 2003
Raw materials and supplies	$117,214	$101,966
Work in process and finished goods	241,810	216,303
Total inventories, gross	359,024	318,269
Less inventory reserves	(13,710)	(13,087)

Total inventories, net	$345,314	$305,182

Note 9 - Taxes Based On Income

The Company’s 2004 effective tax rate of 38.7% differs from the federal statutory rate of 35.0% primarily due to state and local income taxes.  The Company is currently studying the impact of the one-time foreign dividend provisions enacted in October 2004 as part of the American Jobs Creation Act of 2004.  As of September 30, 2004, and based on the tax laws in effect at that time, it was our intention to continue to indefinitely reinvest our undistributed foreign earnings and, accordingly, no deferred tax liability has been recorded in connection therewith.

Note 10 – Long-Term Debt Changes

On September 2, 2004, the Company renegotiated its bank credit facilities used to back up its commercial paper program.  The two existing bank credit facilities were terminated.  Under the terms of the new revolving credit agreement with eight banks, the Company may borrow up to $500 million through September 1, 2009.  The Company will pay a facility fee of 0.08 percent annually on the entire amount of the commitment.  There were no borrowings outstanding under this agreement at September 30, 2004.  This $500 million bank credit facility is considered to be sufficient to support the Company’s commercial paper financing needs over the term of the agreement.  Commercial paper outstanding will continue to be classified as long-term debt, to the extent of the available long-term backup credit agreement, in accordance with the Company’s intent and ability to refinance such obligations on a long-term basis.  In addition, because it is the Company’s intention to repay the $100 million long-term debt which is due July 1, 2005, with the issuance of commercial paper, the Company continues to report this debt as long-term debt.

Note 11 – Legal Proceedings

The Company first disclosed in a Form 8-K filed with the Securities and Exchange Commission on April 23, 2003, that the Department of Justice expected to initiate a criminal investigation into competitive practices in the labelstock industry and the Company further discussed the investigation and disclosed that it expected to receive a subpoena in it’s Form 10-Q filed for the quarter ended June 30, 2003.  In a Form 8-K filed with the Securities and Exchange Commission on August 15, 2003, the Company disclosed that it had received a subpoena from the U.S. Department of Justice in connection with the Department’s criminal investigation into competitive practices in the labelstock industry.  The Company has responded to the subpoena and will continue to cooperate fully with the requests of the Department of Justice.

The Company and its wholly-owned subsidiary, Morgan Adhesives Company, have been named as defendants in nine civil lawsuits.  Each lawsuit purports to represent a nationwide class of labelstock purchasers, and each alleges a conspiracy to fix prices within the self-adhesive labelstock industry.  On November 5, 2003, the Judicial Panel on MultiDistrict Litigation issued a decision consolidating all of the federal class actions for pretrial purposes in the United States District Court for the Middle District of Pennsylvania, before the Honorable Chief Judge Vanaskie.  Judge Vanaskie entered an order which calls for discovery to be taken on the issues relating to class certification and briefing on plaintiffs’ motion for class certification to be completed in February 2005.  The Order does not set, at this time, a discovery cut-off or a trial date.  The Company intends to vigorously defend these lawsuits.

In a Form 8-K filed with the Securities and Exchange Commission on May 25, 2004, the Company disclosed that representatives from the European Commission had commenced a search of business records and interviews of certain Company personnel at its pressure sensitive materials operation in Soignies, Belgium to investigate possible violations of European competition law in connection with an investigation of potential anticompetitive activities in the European paper and forestry products sector.  The Company continues to cooperate fully with the European Commission Competition Authorities.

Given the preliminary nature of the Department of Justice investigation, the related class-action civil lawsuits, and the European Commission investigation, the Company is unable to predict the outcome of these matters although the effect could be material.  The Company is currently not otherwise subject to any pending litigation other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the business, results of operations, financial position, or liquidity of the Company.

Note 12 - Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

(in thousands)	September 30, 2004	December 31, 2003
Foreign currency translation	$18,528	$11,493
Minimum pension liability, net of deferred tax benefit of $14,825 and $14,825	(23,681)	(23,681)
Accumulated other comprehensive income (loss)	$(5,153)	$(12,188)

Note 13 - Earnings Per Share Computations

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share amounts)	2004	2003	2004	2003

Income available to common stockholders (numerator)	$43,827	$34,712	132,625	$108,979
Weighted-average common shares outstanding (denominator)	106,934	106,226	106,875	106,162

Basic earnings per share of common stock	$0.41	$0.33	$1.24	$1.03

Dilutive effects of stock option and stock awards, net of windfall tax benefits	1,119	1,571	973	1,528
Weighted-average common shares and common stock equivalents outstanding (denominator)	108,053	107,797	107,848	107,690

Diluted earnings per share of common stock	$0.41	$0.32	$1.23	$1.01

Certain options outstanding at September 30, 2004 and 2003 (2,494 shares and 354,535 shares, respectively), were not included in the computation of diluted earnings per share because they would not have had a dilutive effect at that time.